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                   September 21, 2020

       Trevor L. Baldwin
       Chief Executive Officer
       BRP Group, Inc.
       4211 W. Boy Scout Blvd.
       Tampa, Florida 33607

                                                        Re: BRP Group, Inc.
                                                            Information
Statement on Form PRE14C
                                                            Filed September 8,
2020

       Dear Mr. Baldwin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Finance